January 2, 2020

Vikram S. Uppal
Chief Executive Officer
Terra Property Trust, Inc.
550 Fifth Avenue
6th Floor
New York, NY 10036

       Re: Terra Property Trust, Inc.
           Form 10-12G
           Filed November 6, 2019
           File No. 000-56117

Dear Mr. Uppal:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:    Jake Farquharson, Esq.